Exhibit 99.2

GRAVITY REPORTS CONSOLIDATED FINANCIAL RESULTS FOR 2017

Seoul, South Korea, March 30 2018- GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity'” or the “Company'”), an online and mobile game developer and publisher based in South Korea, announces its consolidated financial results for the fiscal year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. The consolidated subsidiaries as of December 31, 2016 and as of December 31, 2017 are NeoCyon, Inc., Gravity Interactive, Inc., Gravity Games Corporation and Gravity Entertainment Corporation. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2017 were KRW 141,623 million (US$ 132,678 thousand), representing a 175.6% increase from KRW 51,396 million for 2016.

Subscription revenue increased by 57.9% to KRW 36,428 million (US$ 34,127 thousand) in 2017 from KRW 23,065 million in 2016. The increase resulted mainly from the increase in revenues from Ragnarok Online and Ragnarok Prequel in Taiwan and Ragnarok Online in the United States and Canada.

Royalties and licensing fees revenue for 2017 was KRW 16,244 million (US$ 15,218 thousand), representing a 26.2% increase from KRW 12,867 million for 2016. This increase primarily resulted from increased revenues from Ragnarok Online in Japan, Philippines, Singapore, Malaysia and Indonesia and revenue from deferred revenue recognition related to Ragnarok Online II in china based on a game development and publishing agreement.

Mobile game revenue for 2017 was KRW 82,624 million (US$ 77,406 thousand), representing a 586.2% increase from KRW 12,041 million for 2016. This increase was mainly attributable to increased revenues from Ragnarok M which was launched in Taiwan in October 2017, Ragnarok R in Korea, Taiwan and Thailand and global service of RO: Idle Poring, except for Japan, China and Korea.

Other revenue was KRW 6,327 million (US$ 5,927 thousand) in 2017, representing a 84.8% increase from KRW 3,423 million in 2016.

Cost of revenues was KRW 94,234 million (US$ 88,282 thousand) in 2017, representing a 218.5% increase from KRW 29,587 million in 2016. The increase in cost of revenues was mainly due to increased commission paid for game services related to Ragnarok M, Ragnarok R, RO: Idle Poring and Ragnarok Prequel.

As a result of the foregoing factors, gross profit for 2017 was KRW 47,389 million (US$ 44,396 thousand), representing a 117.3% increase from KRW 21,809 million for 2016. The gross profit ratio decreased to 33.5% in 2017 from 42.4% in 2016.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A increased 85.2% to KRW 33,251 million (US$ 31,151 thousand) in 2017 compared with KRW 17,950 million in 2016. This increase in SG&A was mostly attributable to increased advertising expenses for Ragnarok R, Ragnarok Zero and Sword and Fairy: Mirror’s Mirage and research and development expenses.

Based on the foregoing factors, the Company recorded an operating profit of KRW 14,138 million (US$ 13,245 thousand) in 2017, compared to an operating profit of KRW 3,859 million in 2016.

Non-operating Income and Expenses

Non-operating income for 2017 was KRW 320 million (US$ 300 thousand) compared with non-operating expenses KRW 32 million in 2016. This increase in non-operating income was primarily due to gain on foreign currency transaction, which was partially offset by increased impairment loss on intangible assets related to Sword and Fairy: Mirror’s Mirage in 2017, which was not incurred in 2016.

Profit before income tax for 2017 was KRW 14,458 million (US$ 13,545 thousand), compared with profit before income tax of KRW 3,827million in 2016.

Gravity recorded a net profit of KRW 13,314 million (US$ 12,473 thousand) in 2017 compared with a net profit of KRW 587 million in 2016.

The balance of cash and cash equivalents and short-term financial instruments was KRW 61,595 million (US$ 57,705 thousand) as of December 31, 2017.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,067.42 to US$1.00, the noon buying rate in effect on December 29, 2017 as quoted by the Federal Reserve Bank of New York.